Exhibit 10

Consent of Norwest Corporation

We consent to the incorporation by reference in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name and the Review and Technical Report on the Nome Placer Gold Property, included in the 2006 Annual Information Form of NovaGold Resources Inc. dated February 27, 2007 (the "AIF").

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) of the references to our name and the Review and Technical Report on the Nome Placer Gold Property in the AIF, which are incorporated by reference in the annual report on Form 40-F.

Dated at Denver, Colorado, U.S.A., this 27 day of February, 2007.

/s/ Bruce M. Davis

Bruce M. Davis
Chief Geostatistician
Norwest Corporation